LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     --------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427

                                  July 19, 2007


United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

            Re:   K2 Digital, Inc. - Amendment No.1 to
                  Schedule 14A - File No. 001-11873
                  ---------------------------------

Dear Sir or Madam:

      This is in response to the staff's letter of July 18, 2007.

      We wish to make the following points in response:

      1. The Merger Agreement between K2 Digital, Inc. ("K2") and New Century Structures, Inc. ("NCSI") clearly provides that it is conditional upon and is subject to NCSI shareholder approval. That approval was obtained on April 2, 2007.

      2. As a condition to receiving "restricted" shares in K2, each shareholder of NCSI is required to execute an investment letter, acknowledging that the shares are "restricted" and may not be resold by the holder except pursuant to a registration statement or in a transaction which is exempt from registration, provided that an opinion of counsel, satisfactory to K2, is provided in connection with such resale. All share certificates issued in connection with the merger will contain a Securities Act of 1933 (the "Act") "restrictive legend". There is no intent by the parties to register any of these shares.

      3. There are 17 shareholders of NCSI consisting of three outside accredited investors, management or former management and their families (nine persons and entities) and five employees. Their approval to the transaction was given in the form of a unanimous consent.

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Securities and Exchange Commission
July 19, 2007
Page 2 of 2


      4. At closing, and upon receipt of all closing documents, and satisfaction of all closing conditions, this firm, as counsel to K2, will deliver an opinion stating that the issuance of shares to NCSI shareholders is exempt from the registration provisions of the Act. The disclosure has been revised in the proxy to indicate this fact.

                                                     Sincerely,

                                                     /s/ Thomas G. Amon

                                                     Thomas G. Amon

Cc:   K2 Digital, Inc.
      New Century Structures, Inc.